Filed Pursuant to Rule 253(g)(2)

File No. 024-11352

SUPPLEMENT DATED JULY 30, 2021

TO OFFERING CIRCULAR DATED DECEMBER 31, 2020

Sugarfina Corporation

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated December 31, 2020, of Sugarfina Corporation (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated December 31, 2020, is available HERE, as supplemented HERE AND HERE.

The purpose of this supplement is to:

●	Increase the offering price of the Company’s Common Stock to $10.35 from $10.00 per share; and

●	Add OpenDeal Broker LLC dba the Capital R as a broker-dealer as part of the selling group for the Company’s offering under Regulation A (the “Offering”).

As a result, the Company amends and restates the following sections of its Offering Circular:

COVER PAGE

Sugarfina Corporation

1700 E Walnut Ave., Suite 500

El Segundo, CA 90245

(855) 784-2734

www.sugarfina.com

UP TO 2,412,586 SHARES OF COMMON STOCK (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 56

	Price to Public	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per share/unit	$10.35	$0.7245	$9.6255
Total Maximum(3)	$25,844,405.10	$1,778,513.46	$24,065,891.64

(1)	The Company is offering up to 2,500,000 shares of Common Stock, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in this Offering Circular) to investors based upon investment level, see “Plan of Distribution.”

(2)	The Company has engaged StartEngine Primary, LLC (“StartEngine Primary”) and OpenDeal Broker LLC dba the Capital R (“Capital R”) to act as underwriters of this offering as set forth in “Plan of Distribution.” The Company has also retained StartEngine Primary’s affiliate, StartEngine Crowdfunding, Inc., to perform administrative and technology-related functions in connection with this offering. The Company will pay a cash commission of 7% to StartEngine Primary on sales of the Common Stock. For each sale of Common Stock facilitated by Capital R, Capital R will receive a cash commission in an amount equal to 5% of the purchase price, and StartEngine Primary will receive a cash commission in an amount equal to 2% of the purchase price. The Company will also issue warrants to StartEngine Primary to purchase up to 2% of the Common Stock sold through StartEngine Primary (excluding bonus shares) at an exercise price of $10.35 per share. The Company will also issue to the Capital R Common Stock equivalent to 1% of the amount of sales facilitated by Capital R. The Company has also paid a $15,000 advance fee for accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the Company. FINRA fees will be paid by the Company. Expenses incurred by Capital R for any escrow agent and payment processing services provided by Prime Trust, LLC (“Escrow Agent”) or any other payment processor will be paid by the Company from the proceeds of this Offering. The Company expects to pay an additional 2% of the sales of the Common Stock for those investment commitments facilitated by Capital R to account for fees related to Prime Trust, LLC’s escrow services. See “Plan of Distribution” on page 58 for details of compensation payable to third parties in connection with the offering.

(3)	As of July 27, 2021, the Company has sold 70,856 shares of Common Stock at the previous purchase price of $10 per share for total proceeds of $708,560. Also as of July 27, 2021, the Company has received committed subscriptions for a total of 16,558 shares of Common Stock at the per share price of $10.00 or total proceeds of $165,580. Total Maximum proceeds are based on the sale of 87,414 shares of Common Stock purchased at the previous price of $10.00 per share. Total maximum proceeds includes the shares sold and subscriptions committed at $10 per share, and assumes the remaining 2,412,586 shares are sold at the new offering price of $10.35 per share.

The Company expects that the amount of expenses of the offering that it will pay will be approximately $500,000, not including commissions or state filing fees.

DILUTION, page 29

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing stockholders, after giving effect to the corporate reorganization. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

Since November 1, 2019, when the Successor commenced operations as Sugarfina Holdings, LLC, a new company with new ownership and management, the officers, directors and affiliated persons of the Company have paid an aggregate average price of $1.54 per share of Common Stock in comparison to the offering price of $10.35 per share.

Class of Security	Date Issued	Number of Shares Issued	Potential Shares (# of shares upon conversion or exercise)	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock	2020	12,500,000	--	12,500,000	$1.54
Total Common Share Equivalents		12,500,000
Investors in this offering, assuming $25,844,405 raised		2,750,000		2,750,000	$9.09
Total after inclusion of this offering		15,250,000		15,750,000	$2.97

USE OF PROCEEDS, page 31

The net proceeds of a fully-subscribed offering to the issuer, after total offering expenses, and commissions will be approximately $23,565,891, after deducting estimated offering expenses of approximately $2,278,514.

The following table breaks down the use of proceeds into different categories under various funding scenarios as follows:

	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	Maximum Offering Amount
Gross Proceeds to the Company	$6,438,155	$12,906,905	$19,375,655	$25,844,405
Estimated offering fees and expenses	$920,076	$1,372,889	$1,825,701	$2,278,514
Net Proceeds	$5,518,079	$11,534,016	$17,549,954	$23,565,891
Working Capital	$4,453,541	$7,569,478	$10,485,416	$14,501,353
Product Development	$0	$2,000,000	$3,000,000	$4,000,000
Brand Marketing	$0	$900,000	$3,000,000	$4,000,000
Debt repayment to BLG*	$1,064,538	$1,064,538	$1,064,538	$1,064,538

* BLG provided the Successor a working capital advance of $180,000 on October 31, 2019, when the Successor acquired all of the assets of Sugarfina Inc., the Predecessor, which was in bankruptcy proceedings. The purpose of the loan was to fund the Company’s working capital and has been booked in accounts payable without any further documentation. This loan functions like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again. In August 2020, BLG added another $1,000,000 to the accounts payable for the purpose of making additional funds available to the Company to use as working capital. The majority owners of BLG are Paul L. Kessler and Diana Derycz-Kessler, who also sit on Sugarfina’s board of directors. Also, Scott LaPorta owns 2% of BLG. Mr.LaPorta is the current CEO of Sugarfina Corporation and also sits on the board of directors. Mr. LaPorta was also CEO of Sugarfina Holdings LLC when the Company entered the debt arrangement with BLG.

Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. In this event, the use of proceeds will be adjusted by management based on the amount raised.

PLAN OF DISTRIBUTION, page 58

The Company is offering up to 2,750,000 shares of Common Stock (including Bonus Shares), on a best efforts basis as described in this Offering Circular. The Company has engaged StartEngine Primary LLC (“StartEngine Primary”) as its placement agent, and OpenDeal Broker LLC dba the Capital R (“Capital R”) as a participating dealer, to assist in the placement of its securities in those states in which they are registered to undertake such activities, including soliciting potential investors on a best efforts basis. As such, StartEngine Primary and Capital R are "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary and Capital R are under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com/sugarfina or at www.republic.co/sugarfina (the “Republic Offering Page”). This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com and republic.co websites.

Commissions and Discounts

The following table shows the total discounts and commissions payable to StartEngine Primary and Capital R in connection with this offering by the Company:

	Per Share	Total
Public offering price	$10.35	$24,970,265	(1)
Placement Agent commissions	$0.72	$1,747,918
Proceeds to Company before expenses (2)	$9.63	$23,222,347

(1) Assumes the remaining 2,412,586 shares of Common Stock are sold at a purchase price of $10.35 and rounded down to the nearest dollar. This amount does not include $49,599.20 in commissions and processing fees previously paid to StartEngine Primary, nor $11,590.60 in commissions and processing fees that StartEngine Primary would be eligible to receive, assuming all commitments clear and settle.

The Company will also be required to issue to StartEngine Primary and Capital R warrants for the purchase of shares of our Common Stock at an exercise price of $10.35 per share. The number of shares acquirable by StartEngine Primary upon exercise of their warrant will be equal to 2% of the gross proceeds raised through StartEngine Primary, divided by $10.35 per share, rounded to the nearest whole share. Assuming we raise the maximum amount in this offering through StartEngine Primary, we would issue warrants for 48,251 shares of the Company’s Common Stock to StartEngine Primary,which includes 1,748 warrants issued at an exercise price of $10 with respect to sales by StartEngine Primary at a $10 per share price (assuming completion of the purchase of all shares committed at the $10 price). Capital R will be issued a number of shares of Common Stock equal to 1% of the gross proceeds of the sales facilitated by Capital R, divided by $10.35 per share, rounded to the nearest whole share. Assuming we raise the maximum amount remaining in this offering through Capital R, we would issue warrants for 24,125 shares of the Company’s Common Stock to Capital R.

The StartEngine Primary warrants will be exercisable for up to five years after the date on which this offering is qualified. The shares issuable upon exercise of the StartEngine Primary warrants, and the shares issued directly to Capital R, may not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of qualification or commencement of sales of the offering pursuant to which the warrants were issued, except as provided in FINRA Rule 5110(g)(2). The StartEngine Primary warrants include customary adjustment provisions for stock splits, stock dividends, and recapitalizations and other similar transactions. StartEngine Primary also has a piggyback registration right with respect to any shares it receives upon exercise of the warrants for up to seven years after the date on which this offering is qualified.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

∙	design, build, and create the Company’s campaign page,

∙	provide the Company with a dedicated account manager and marketing consulting services,

∙	provide a standard purchase agreement to execute between the Company and investors, which may be used at Company’s option and

∙	coordinate money transfers to the Company.

In addition to the commission described above, the Company will also pay $15,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the Company’s offering. Any portion of this amount not expended and accounted for will be returned to the Company. Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the Company to StartEngine Primary will be approximately $1,793,514.

Prior to the date of this Offering Circular supplement, StartEngine Primary charged investors a non-refundable processing fee equal to 3.5% of the amount invested at the time investors subscribed for our securities, equivalent to $0.35 per share, capped at $700 per investor. As of July 26, 2021, StartEngine Primary has been paid $24,799.60 in processing fees.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com/sugarfina (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. Similarly, Capital R intends to use an online platform maintained by its affiliates which can be found at https://republic.co/sugarfina. In addition, StartEngine Crowdfunding and Capital R will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and the Company will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

Bonus Shares; Discounted Price for Certain Investors

Certain investors in this offering are eligible to receive additional shares of Common Stock (effectively a discount) for their shares purchased (“Bonus Shares”) equal to 10% of the shares they purchase beginning at purchases of $10,000 or more. See “—Perks”. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. For example, an investor who purchases $10,000 of Common Stock will pay an effective price of approximately $9.09 per share before the StartEngine processing fee, a discount of 9.1%. The StartEngine processing fee will be assessed on the full share price of $10.00, and not the effective, post bonus, price. The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company receives. The Company has made 250,000 Bonus Shares available in this offering.

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the applicable escrow account to be setup by the Escrow Agent for the offering for each of StartEngine Primary and the Capital R. Tendered funds will remain in escrow until a closing has occurred. Both StartEngine Crowdfunding and the Capital R will assist with the facilitation of credit and debit card payments through the Online Platform and Republic Offering Page. The Company estimates that processing fees for credit card subscriptions will be approximately 3% of total funds invested per transaction, although credit card processing fees may fluctuate. The Company intends to pay these fees and will reimburse each of StartEngine Crowdfunding and the Capital R for respective transaction fees and return fees that it incurs for returns and chargebacks. The Company estimates that approximately 75% of the transactions in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds to Issuer.” Upon closing, funds tendered by investors will be made available to the Company for its use.

There is a minimum individual investment in this offering is $507.15.

In order to invest you will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the 7% Placement Agent commission, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The Company has entered into an Escrow Services Agreement with Prime Trust LLC (the “Escrow Agent”) and StartEngine Primary. Investor funds will be held by the Escrow Agent pending closing or termination of the offering. With respect to investment commitments facilitated by Capital R, the Company has entered into an additional Escrow Services Agreement with the Escrow Agent such that the funds from the investments facilitated by Capital R will be held by the Escrow Agent pending closing or termination of the Offering, and shall be directed by StartEngine Primary with respect to the issuance of refunds, payment of Offering fees, payment of commissions to the Capital R and disbursement of net proceeds to the Company. All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The Company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Once an investor submits a subscription agreement on the StartEngine portal and the Escrow Agent receives the investor's funds into the escrow account, the Escrow Agent will perform AML and KYC checks to verify the identity and status of the investor provided that Capital R will perform AML and KYC checks for subscriptions made through the Republic Deal Page.  If there are errors or incomplete information that needs to be resolved to complete the subscription, the StartEngine portal or Republic Deal Page, as applicable, will generate emails instructing the investor on what to do to complete the process.  Once the checks performed by the Escrow Agent are completed, the investor receives an email regarding the progress of the investment and the funds are available to be disbursed to the Company at a closing.  The Company has access to a dashboard on the StartEngine platform and the Republic Deal Page that will indicate the amount of funds received from investors that have completed the subscription process.  When the Company seeks to hold a closing and receive a distribution of funds, it will submit a request for a disbursement of funds through the StartEngine issuer dashboard. StartEngine will review the disbursement request to verify there are funds disbursable and that the banking information provided by the Company is accurate.  If approved, StartEngine will accept the disbursement request and will notify the Escrow Agent, and the Capital R if necessary, to disburse funds from the escrow account to the Company's provided bank account.  After notice has been provided to the Escrow Agent, funds will be processed and will be available in the Company's account within 24-48 business hours.  As soon as the funds move from the escrow account to the Company’s bank account, the investors who were a part of the closing will receive a final confirmation email from StartEngine regarding the status of their investment, together with a fully executed subscription agreement or if the investment commitment was made through the Republic Deal Page, the same through such Republic Deal Page.

Our Escrow Agent, Prime Trust, is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the Company, recommend the Company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the Company or this offering. All inquiries regarding this offering or escrow should be made directly to the Company.

In the event that the Company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, the Company agrees that 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the offering. 60 days after the close of the offering, 4% of the deposit hold will be released to the Company. The remaining 2% will be held for the final 120 days of the deposit hold. After such further 120 days, the remaining 2% will be released to the Company. Based on the assumed maximum amount that we might owe StartEngine Primary, we estimate the deposit hold could be for up to $1,500,000.

Startengine Secure LLC, an affiliate of StartEngine Primary, will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

In the event that it takes some time for the Company to raise funds in this offering, the Company will rely on income from sales, accounts receivable collections, and possibly from BLG as needed.

Provisions of Note in Our Subscription Agreement

Proxy

The subscription agreement grants an irrevocable proxy to the Company’s CEO to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a Company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws. By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Perks

The Company plans to offer a candy gift card with $100 of credit for every $1,000 invested, up to $5,000. Investors who invest over $1,000 will also receive invitations to candy tastings and events, as well as early access to new product releases.

Amount Invested	Candy Credit
$1,000	$100
$2,000	$200
$3,000	$300
$4,000	$400
$5,000	$500

Certain investors in this offering are entitled to receive additional shares of Common Stock (effectively a discount). Those investors who invest $10,000 or more in this offering will receive, as part of their investment, additional shares for their shares purchased (“Bonus Shares”) equal to 10% of their investment. For example, an investor who purchases $10,000 of Common Stock will receive 1,000 shares of Common Stock plus an additional 100 shares of Common Stock worth $1,000 or 10% of their investment. As a result, that investor would own 1,100 shares of Common Stock, worth $11,000, after investing $10,000. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company receives.

The anticipated total cost of the rewards that may be issued in this Regulation A offering is approximately $500,000, not inclusive of Bonus Shares.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.